Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@caneclark.com

June 14, 2005

UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3-9

ATTENTION: Michael Reedich

Re:     eRXSYS, Inc.
           Registration Statement on Form SB-2
           Filed December 15, 2004
           File Number 333-121288

We write on behalf of eRXSYS, Inc. (the “Company”) in response to Staff's letter of January 12, 2005 by Jeffrey Riedler, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, a First Amended Registration Statement on Form SB-2 (the “First Amended SB-2"). We enclose with this letter a copy of the First Amended SB-2, plus a copy that has been redlined to show the changes from the previous filing.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

General

1.	Please revise the financial information to include the one month transition period ended December 31, 2003.

In response to this comment, the Company revised its disclosure and provided the financial information for the year ended December 31, 2004 and the three month period ended March 31, 2005. The company did not included the one month transition period ended December 31, 2003 because the financial information for the year ended December 31, 2004 presents information for the full fiscal year following the change in fiscal year.

2.
Please ensure to include a currently-dated consent of the independent accountants in the amended version of this filing, accordance with Rule 302 of Regulation S-T. Additionally, please be mindful of the requirements to update your financial statements and related disclosures in accordance with Rule 310(g) of Regulation S- B.

In response to this comment, the Company included a currently-dated consent of the independent auditor in the First Amended SB-2.

Registration Statement Cover Page

3.	You should calculate the fee for the registration of the shares underlying the warrants using the $.60 exercise price. Please revise.

In response to this comment, the Company revised the calculation of the registration statement fee for the shares underlying the warrants using the $0.60 exercise price.

Prospectus Cover Page

4.	Please disclose your stock trading symbol on the cover page.

In response to this comment, the Company disclosed its stock trading symbol in the second paragraph of the prospectus cover page.

Summary Information, page 4

5.	To make the disclosure more complete, balanced and specific, you should state in this subsection that the company:

•	has curtailed its development of new pharmacies for 60 to 90 days;
•	has a working capital deficit;
•	needs to raise additional cash to continue its operations; and
•	auditors have raised substantial doubt that the Company will have the ability to continue as a going concern.

In response to this comment, the Company stated in the summary information that it has a working capital deficit; needs to raise additional cash to continue its operations; and its auditors raised substantial doubt that the company will have the ability to continue as a going concern. The Company also added disclosure that they are hopeful that they will be able to resume to development of new pharmacies in the third of fourth quarter of 2005.

6.	Please clarify that the four pharmacies you list at the bottom of the page are not fully owned by you.

In response to this comment, the Company clarified that the four operating pharmacies are not fully owned by the Company.

Risk Factors, page 6

7.	Please delete the references to your current and periodic reports. All material information regarding the offering and your company must be

* Licensed Nevada, California, Washington and Hawaii Bars;
^ Nevada, Colorado and District of Columbia Bars
+ Illinois and Wisconsin State Bars ~ Nevada

included in this prospectus.

In response to this comment, the Company deleted references to its current and periodic reports.

8.
You state, "The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our business, financial condition, and operating results." Please expand the disclosure to describe the material risks to investors and delete these two sentences.

In response to this comment, the Company deleted the two sentences referenced in the comment above. The risk factors set forth in the First Amended SB-2 describes all material risk to investors. There are no material risks to investors that have not been appropriately disclosed.

If we do not obtain additional financing, our business will fail, page 4

9.
You state that your business plan calls for different types of ongoing expenses and that cash on hand will be sufficient until December 31, 2004. Please state how much these expenses are currently anticipated to be and how you are continuing operations, given that 2004 is over and you have not raised additional funds.

In response to this comment, the Company disclosed specific cost saving measures that were implemented to enable to Company to maintain operations beyond December 31, 2004. These cost saving measures coupled with debt financings have enabled the Company to maintain operations at their current level. In addition, the Company has received proceeds in an ongoing private equity offering.

10.
Create a new risk following this one regarding your inability to raise additional funds, and explain to potential investors that they could and likely will suffer significant dilution if you are in fact able to raise additional money.

In response to this comment, the Company added a risk factor disclosing that potential investors could and likely will suffer significant dilution if the Company is successful in raising additional funds.

Because we have only recently commenced business operations we expect to incur operating losses for the foreseeable future, page 6

11.	You should state here that none of your pharmacies is currently or has ever been cash flow positive.

In response this comment, the Company stated that none if its pharmacies is currently or ever has been cash flow positive.

12.	Quantify your current deficit here, define what that term means, and explain how it differs from profitability.

In response to this comment, the Company disclosed that the term accumulated deficit (also referred to as retained earnings) is the total losses of the company over the life of the company. This differs from profitability in that the term generally refers to profits in a defined period of time.

If we are unable to generate, significant revenues from our operations our business will fail page 7

13.	This risk factor is very generic, in that it could apply to any start-up or early-stage company. Please explain in more detail and quantify this risk.

In response to this comment, the Company expanded this risk factor and quantified the risk discussed.

Because our auditor has raised substantial doubt about our ability to continue as a going concern, our business has a high risk of failure, page 7

14.	Explain in this risk factor what it means to have been issued a going concern opinion and why the risk to investors is significant.

In response to this comment, the Company disclosed that a going concern opinion means that the auditor has substantial doubt that the company will continue to operate indefinitely and not go out of business and liquidate its assets. The Company explained that this risk is significant to investors because there is an increased risk that the Company may not be able to generate and/or raise enough resources to remain operational for an indefinite period of time.

If we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to grow effectively and execute our business plan, page 7

15.	Please state whether or not you have "key man" or similar insurance policies on Messrs. Parker and LaSota. Please disclose whether or not you have employment agreements with your key personnel.

The Company discloses on a supplemental basis that Messrs. Parker and LaSota have resigned their positions with the Company. The Company has secured the service of Mr. Robert DelVecchio to serve as Chief Executive Officer and Chief Financial Officer. In response to this comment, the Company disclosed that it does not maintain any “key man” or similar insurance policies on key personnel. Currently, the Company has not entered into an employment agreement with Mr. DelVecchio.

We will not be able to compete effectively if we are unable to attract, hire and retain qualified pharmacists, page 8

16.	Please describe any problems you have had recruiting pharmacists in the past.

In response to this comment, the Company disclosed they it has not experienced any problems recruiting pharmacists in the past.

17.	State the current number pharmacists you employ.

In response to this comment, the Company stated that it currently employs four total pharmacists, one at each operating pharmacy.

If we are unable to successfully manage growth, our business and operating results could be harmed, page 8

18.
This risk factor is very generic and may not apply to your company at all given that you have curtailed your development plans. Please explain in more detail and quantify this risk or delete this risk factor.

In response to this comment, the Company deleted this risk factor because it is no longer relevant given that it has curtailed the development of new pharmacies at the present time.

If competition increases, our ability to attract and retain customers or expand our business could be impaired, page 8

19.	Please explain in this risk factor why the competition in your industry is intense and describe the key competitive factors. Are there low barriers to entry?

In response to this comment, the Company explained that competition in the pharmacy industry is intense because national pharmacies have expanded significantly and prescription drugs are now offered at a variety of retail establishments when traditionally prescription drugs were only offered at local pharmacies.

20.	Please name the companies which are your most direct competitors and describe the risk that you may not compete with, those companies effectively.

In response to this comment, the Company named its most direct competition and described the risk of not competing with those companies effectively.

If we have difficulty adapting our service to accommodate any concerns of physicians, and technological advances, our business could be harmed, page 9

21.
You state that your business plan calls for you to continually assess the technology you utilize and improve your efficiency by continuously evaluating and implementing the most user-friendly technology. In MD&A, discuss the associated costs the affect this could have on liquidity.

In response to this comment, the Company disclosed that it retained two consultants for the purpose of assessing and improving the efficiency of the Company’s technology. The cost of retaining these consultants is anticipated to be in the range of $200,000 to $250,000 annually.

Because we are dependent on one drug vendor to supply 94% of our inventory, there is an increased risk that our business could be harmed if our relationship with this vendor is terminated, page 10

 The use of "either" in the second line of the risk factor discussion suggests you have only two vendors for your entire inventory. Please revise to clarify.

In response to this comment, the Company revised its disclosure to indicate that it purchased 95% of its inventory of prescription drugs from one wholesale drug vendor during the year ended December 31, 2004 and the remaining 5% of inventory was purchased from 3 different wholesale drug vendors. The Company discloses on a supplemental basis that for the three month period ended September 30, 2004, 94% of its inventory was purchased from one drug vendor during the three month period ended September 30, 2004 and the remaining 6% of the Company’s inventory during the three month period ended September 30, 2004 was purchased from 3 different vendors.

Selling Security Holders, page 14

22.	Please identify the person or persons who have voting or investment control over the securities that the various selling-stockholder entities own.

In response to this comment, the Company identified those persons who are the beneficial owners of the securities held by selling stockholder entities that were not previously disclosed.

23.
We note that selling security holders may distribute shares to their partners. Please revise your disclosure to confirm that these unidentified selling security holders will be identified in pre-effective or post-effective amendments) or prospectus supplement(s), as applicable. Normally, absent circumstances indicating that the change is material, revisions in identified security holders may be reflected by the filing of a Rule 424 (b) prospectus supplement describing the change and setting forth the information required by Item 507 of Regulation S-K. Of course, this assumes the change does not involve increasing the number of shares or dollar amount registered, or include securities from a transaction other than the one to which the original filing related. Please note that the ability to reflect changes in selling security holders by Rule 424 does not permit the names of known selling security holders to be omitted from the original filing.

In response to this comment, the Company added disclosure that all unidentified security holders will be identified in pre-effective or post-effective amendment(s) or prospectus supplement(s), as applicable, if any of the selling shareholders distribute their shares to their partners. The Company also acknowledges that the ability to reflect changes in selling shareholder by Rule 424 does not permit the names of known selling security holders to be omitted from the original filing.

24.
We note that some of the selling security holders may be broker-dealers. If these entities obtained these securities other than as compensation for underwriting services, then they will be deemed to be underwriters under the Securities Act. In that case, please revise your disclosure to include any such parties as underwriters in the `plan of distribution" section and other sections of the prospectus as appropriate.

In response to this comment, the Company discloses on a supplemental basis that none of the selling shareholders are broker-dealers or affiliates of broker-dealers.

25.	If any of the selling security holders are affiliates of broker-dealers, they should be so identified. In addition, please revise your disclosure to include the following representations:

•	The selling security holder purchased in the ordinary course of business; and
•	At the time of the purchase, the selling security holder had no agreements or understanding to distribute the securities.

If you are unable to make these statements in the prospectus, please revise the prospectus to state the seller is an underwriter.

In response to this comment, the Company revised its disclosure and included the representations sets forth in the comment above.

Legal Proceedings, page 19

26.
We note your dispute with the former employee that is being litigated in the California Superior Court. Please disclose the amount of the relief being sought, including the amount of "additional compensation and stock issuances."

In response to this comment, the Company disclosed that the relief sought by a former officer is $213,000 and other further relief that the court deems just and appropriate.

Directors, Executive Officers..., page 20

27.	In Mr. Parker's biography, please state the various types of "consulting" he did during the mentioned periods. Also, please briefly describe the business of RxSystems.

In response to this comment, the Company stated in Mr. Parker’s biography the types of consulting work he did during the mentioned periods and also described the business of RxSystems, Inc.

28.	Please provide the disclosure required by Item 401 of Regulation S-B concerning Dr. Carroll, specifically what he has done for the past five years.

In response to this comment, the Company discloses on a supplemental basis that Dr. Carroll resigned as a member of the board of directors on February 11, 2005 and multiple attempts were made to obtain this information from Dr. Carroll. At the present time, Dr. Carroll has been nonresponsive.

Interests of Named Experts and Counsel, pages 25-26

29.	Please revise this discussion to reference your former accountants and the reliance on their report.

In response to this comment, the Company did not reference the former accountants in this section because their report was not relied upon by the current accountant for their report on the financial statements for the years ended December 31, 2004 and November 30, 2003 and for the one-month transition period ended December 31, 2003.

Description of Business, page 26

30.	Please file the license agreement with Safescripts as an exhibit to the registration statement and disclose the total amount that is due currently under that agreement.

In response to this comment, the Company listed in the exhibit table and incorporated by reference the license agreement with Safescript Pharmacies (f/k/a RTIN Holdings, Inc). The Company also disclosed that no monthly installments have been paid under this license agreement since January 2004 and the current balance due under that agreement is approximately $1,013,000.

31.	Please file the agreements with TPG and TAPG as exhibits to the registration statement, You should also file the assignment/agreements with RxSystems and related agreements with Mr. Parker.

In response to this comment, the Company listed in the exhibit table and incorporated by reference the agreements with TPG, TAPG, the assignment agreement with RxSystems, and all other related agreements.

32.	You state the amounts that your joint venture partners contributed to build out the various pharmacies you mention. Disclose how much the company contributed to the building of these pharmacies,

In response to this comment, the Company disclosed that its contribution toward the establishment of pharmacies under the agreements with each joint venture partner primarily consisted of the right to utilize the rights granted under a license agreement the Company possesses and to render services consisting of sales and marketing expertise.

33.	Provide support for your assertion that a growing number of pharmacies refuse to stock or dispense prescription narcotics.

In response to this comment, the Company deleted the assertion set forth in the comment above because the Company did not have adequate support for this assertion and the statement was based upon the opinion of management.

34.
Please expand the discussion to provide additional information concerning your business operations, For example, how do physicians participate? Are there specific costs and fees and, if so, how are these expenses allocated? Is specific equipment required? Is specific software required? How many physicians currently participate? Has the level of physician participation increased and, if so, quantify the increase.

In response to this comment, the Company provided additional information concerning its business operations. The Company deleted to word “member” to describe physicians that transmit prescriptions to its pharmacies because it was confusing to investors and implied that there were conditions precedent to being able to utilize its web portal and transmit prescriptions to its pharmacies.

Principle Suppliers, page 30

35.
You state that you "currently purchase 94% of our inventory of prescription drugs from one wholesale drug vendor." This statement appears to contradict what you disclose on page F-11. Please clarify to which period the discussion of 94% relates.

In response to this comment, the Company revised its disclosure to indicate that it purchased 95% of its inventory of prescription drugs from one wholesale drug vendor during the year ended December 31, 2004 and the remaining 5% of inventory was purchased from 3 different wholesale drug vendors. The disclosure in the footnotes to the audited financial statements for the year ended December 31, 2004 correctly reflects the breakdown of the Company’s purchases from various drug vendors. The Company discloses on a supplemental basis that at the time the annual report was filed for the year ended November 30, 2003, the Company purchased 82% and 16% of its inventory of prescription drugs from two wholesale drug vendors.

Market for our Products and Services, page 30

36.	Please disclose the number of physicians to whom you have supplied e-scripting technology who have used the technology to write prescriptions in the last 90 days.

In response to this comment, the Company disclosed that approximately 52 physicians have transmitted prescriptions to its pharmacies through its web portal during the last 90 days.

37.	Disclose whether or not and how you generate revenue from these physicians. Do they pay you to use the technology? Do you pay them?

In response to this comment, the Company disclosed that it does not pay physicians and physicians do not pay the Company in connection with transmitting prescriptions to its pharmacies. The Company generates revenue exclusively from the sale of prescription drugs.

Competition, page 30

38.
In the first complete paragraph on page 31, you state your pharmacies "exclusively dispense pharmaceutical products to patients who require medication for chronic pain management..." The discussion in the summary on page 4 indicates you specialize in pain medication and that you do not keep non-prescription drugs in inventory. Please clarify whether and the extent to which you fill prescriptions that are unrelated to chronic pain management.

In response to this comment, the Company clarified that it does not intend to sell over-the-counter medication or fill prescriptions unrelated to chronic pain management at its pharmacies. The Company disclosed that it will fill prescriptions that address any side effects experienced by individuals who have health conditions that require them to be treated for chronic pain.

Existing and Probable Government Regulation, page 32

39.	Much of this discussion is generic, in that it could apply to any company in your industry. Please make the disclosure more specific to your company.

In response to this comment, the Company revised some of the disclosure to make it more specific to the Company. The Company discloses on a supplemental basis that operations of the Company are consistent with other companies in the industry. As a result, the existing and governmental regulations impacting the companies in this industry are equally applicable to all companies in the industry and the operations of the Company do not subject it to existing or probable government regulation that are specific to the registrant.

40.
Please state whether or not you are currently in compliance with each of the laws, rules and regulations you mention in this section. Also, describe any incidence of noncompliance over the past three years.

In response to this comment, the Company stated that it is currently in compliance with each of the laws, rules, and regulations set forth in the governmental regulation section and have not experienced any incidence of noncompliance since it began operating pharmacies.

OBRA 1990, page 35

41.
We note your reference to California Senate Bill #151. Please tell us supplementally whether the bill specifically provides that the generation of a hard copy of an electronic prescription by the pharmacy satisfies the requirement that Class 2 substances can be dispensed only against a hard copy prescription. The language could be interpreted to require a hard copy from the physician prior to dispensing the medication.

In response to this comment, the Company discloses on a supplemental basis that the generation of a hard copy of an electronic prescription by a pharmacy satisfies the requirement of California Senate Bill #1515 that Class 2 substances can be dispensed only against a hard copy prescription.

Employees, page 36

42.	Formulate meaningfully titled employee functional categories, such as sales and marketing, administrative, etc., and disclose how many of your employees work in each of these categories.

In response to this comment, the Company formulated employee functional categories and disclosed the number of employees that work in each category.

Plan of Operation, page 36

43.
You state that it is the board of director's and executive management's belief that all four of your stores are currently not operating at their full potential. Please explain why this is the case. Is it because of poor physician adoption of your technology? Pricing? Please expand the disclosure to explain.

In response to this comment, the Company disclosed that the basis for this belief was primarily that physicians have been reluctant to adopt its technology for electronically transmitting prescriptions and the Company failed to implement a successful marketing strategy to attract business. The Company discloses on a supplemental basis that the pricing of its prescription drugs was not a basis for the belief that all four stores were not operating at their full potential.

44.
Please expand the risk factors section to discuss the risks associated with your evaluation and restructuring period. In this new risk factor, you should mention that you may have to close some of the existing pharmacy locations. You should also mention the time gap between inventory replenishing and accounts receivable collection and explain that how this could negatively affect your liquidity, financial condition and increase your losses and impede revenue generation going forward.

In response to this comment, the Company included a risk factor discussing the time gap between inventory replenishing and accounts receivable collection. The Company disclosed that at the present time and following the period of evaluation, management decided not to close any of the existing pharmacy locations. As a result, the closing of existing pharmacies resulting from the evaluation conducted by management is no longer a relevant risk factor.

45.
Where you compare the results of operations from one period to another, you should more specifically reference the factors that contributed to the change from period to period. For example, rather than merely stating that sales increased, discuss the reasons for the increases. Revise the discussion to include the reasons the various line items of your financial statements changed and better explain the reasons for the changes from period to period. Also, identify any known trends. This comment also applies to future filings which contain MD&A.

In response to this comment, the Company revised its disclosure and compared the results of operation from one period to another and referenced the factors that contributed to the change from period to period.

46.
 Please revise this discussion to include a comparative discussion for the three and nine months ended September 30, 2004 and 2003. Also revise the discussion to include a discussion of the two latest fiscal years. Refer to Item 303(b) (1) and (2) of Regulation S-B.

In response to this comment, the Company revised the MD&A discussion to include a comparative discussion for the years ended December 31, 2004 and November 30, 2003 in addition to a comparative discussion for the three months ended March 31, 2005 and March 31, 2004.

47.
 We note your present locations and locations for your next four pharmacies. Please expand the discussion to explain the need and purpose of your regional office in Texas where you have no present or planned activities. We may have additional comments.

In response to this comment, the Company revised its disclosure and stated that it closed its regional office in Ft. Worth, Texas in an attempt to reduce expenses. The Company discloses on a supplemental basis that two of its former officers and directors, Messrs. Parker and LaSota, reside in Ft. Worth, Texas and utilized this office. After receiving the resignations of Messrs. Parker and LaSota, there was no utility in maintaining office space in Texas.

48.
 Please expand the discussion concerning the Medi-Cal application process to indicate when your application(s) was submitted, the approximate length of time required to complete the process, and your current stage in the application approval process.

In response to this comment, the Company disclosed that the application was submitted and at the present time it has received no response. The Company expects to have a decision regarding their application some time prior to August 31, 2005.

49.	Please expand the discussion to indicate when specifically CalOptima placed the moratorium on additional suppliers in Orange County.

In response to this comment, the Company disclosed that CalOptima placed a moratorium on additional pharmacies enrolling as a supplier of prescription drugs in Orange County approximately three years ago in 2002.

Liquidity and Capital Resources, page 40

50.
 Please expand your discussion to address material changes in the underlying drivers including the specific inflows and outflows generated, rather than merely describing items identified on the face of the statement of cash flows. Consistent with Section IV of Financial Reporting Release 72, your discussion should focus on the primary drivers of and other material factors necessary to an understanding of the company's cash flows and the indicative value of historical cash flows. Where there has been material variability in historical cash flows, focus on the underlying reasons for the changes, as well as on the reasonably likely impact on future cash flows and cash management decisions.

In response to this comment, the Company expanded its disclosure to address material changes in the underlying drivers including the specific inflows and outflows generated.

Critical Accounting Policies, pages 41-43

51.
 Please note that Critical Accounting Polices should supplement, not duplicate, the description of accounting policies that are disclosed in the notes to the financial statements. Please revise your critical accounting policies to disclose the uncertainties involved in applying the principle and discuss the variability that is reasonably likely to result from the application. See Release 33-8350.

In response to this comment, the Company revised the critical accounting policies as requested in the comment above.

Summary Compensation Table, page 48

52.	The summary compensation table should disclose executive compensation for the last completed fiscal year. See Item 402(b) of Regulation S-B. Please revise the table accordingly.

In response to this comment, the Company disclosed the executive compensation for the last completed fiscal year.

Financial Statements - November 30, 2003

Independent Auditors' Reports, pages F-2 - F-3

53.
 Please revise the audit reports to make reference to the standards of the Public Company Oversight Board of the United States as the basis for the audits performed as the reports have been reissued subsequent to the issuance of PCAOB Auditing Standard No. 1.

In response to this comment, the current audit report makes reference to the standards of the Public Company Oversight Board of the United States as the basis for the audits performed.

Statement of Cash Flows, pg. F-7

54.	Please revise your statement of cash flows to ensure that your ending cash balance on November 30, 2002 agrees to your beginning cash balance on December 1, 2002.

In response to this comment, the statement of cash flows for the years ended December 31, 2004, November 30, 2003, and the one month transition period ended December 31, 2003 correctly reflects that the ending cash balance in the prior reporting period is also the beginning cash balance in the reporting period that follows.

55.
 It is unclear based on the information provided exactly what the caption "Minority interest" represents. Please revise this caption to include a more detailed description that allows investors to clearly understand what these amounts represent.

In response to this comment, the Company revised to caption in the cash flows statement for the years ended December 31, 2004, November 30, 2003, and the one month transition period ended December 31, 2003 to state “Minority Interest of TPG, LLC.” The entire minority interest reported relates to our joint venture partner, TPG, LLC. This change is also reflected in the cash flows statement for the three months ended March 31, 2005 and 2004.

Notes to Financial Statements

1. Organization

Organization and Nature of Operations, page F-8

56.	Please revise your disclosure to include a more robust discussion of the reasons for consolidating these joint ventures. At a minimum include the following information:

a) Explain the basis under GAF for consolidating the joint venture.
b) Elaborate in detail on the rights of the minority owner, Please disclose if the minority owners have substantive rights wider the agreements or under law that may preclude consolidation of this entity. Include any references to the applicable authoritative literature upon which management relied to us in the response.

In response to this comment, the Company provided in the footnotes to the financial statements for the year ended December 31, 2004 a more robust discussion of the reasons for consolidating these joint ventures.

2. Summary of Significant Accounting Policies

Inventory, page F-13

57.
 It appears that inventory is significant amount of your total assets. As such, please advise us, and disclose in your filing, what Management's policy is in regards to slow-moving and obsolete inventory. In particular, please address the recoverability of recorded amounts of inventory in light of your history of minimal sales.

In response to this comment, the Company revised the disclosure in the footnotes to the financial statements to address the issues raised in the comment above.

Intangible Assets, page F-15.

58.
 Please revise this disclosure to include all of the applicable disclosures required by paragraphs 44 and 45 of SFAS 142, i.e. useful life determination, accumulated amortization and amortization expense for the periods presented, etc.

In response to this comment, the Company revised its disclosure to include all of applicable disclosure required by paragraphs 44 and 45 of SFAS 142.

Revenue Recognition, page F-15

59.
It is unclear exactly why the company feels that the cash method is the most appropriate revenue recognition method related to its operations. Please clarify to us and revise the revenue recognition disclosure to explain why the receipt of cash is the most appropriate point in time wherein the earnings process is complete. Please formulate this response to specifically address how the revenue recognized and deferred meets all four criteria in SAB 104 in the response. Specifically explain why the company is unable to determine the adjustment for sales returns and the contractual allowance when it appears that the information should be known based on the payment agreements with the various insurance and governmental entities.

In response to this comment, the Company discloses on a supplemental basis that it recognizes revenue on the cash basis because it fails to meet two of the criterion for revenue recognition under SAB 104. The sales price on prescription drugs is not fixed because insurance companies and governmental agency can contractually adjust the price agreed upon. Based on a limited operating history of one and a half months as of November 30, 2003, the Company did not have any historical evidence that collectibility was reasonably assured and determined that a more conservative approach to revenue recognition was appropriate.

4. Intangible Assets page F-21

60.	Please clarify in this disclosure how management determined the fair value assigned to the stock that the company issued to settle a portion of the debt.

In response to this comment, the Company provides the response that follows on a supplemental basis. The Company entered into a second amendment to the license agreement on September 25, 2003. In this second amendment, $2,000,000 of the debt was converted into common shares at the price of $0.45 per share. The closing price for the Company’s common shares on September 25, 2003 was $0.57. The parties negotiated the price and a discount to the market was given because the licensor received restricted stock.

61.	Please explain to us and disclose the business reasons for paying $3.0 million for license rights that were apparently valued at $0.

In response to this comment, the Company discloses on a supplemental basis that when it purchased and acquired the licensing rights in May 2003 it possessed no information which would indicate that the Company did not pay fair value for these rights. It was not until the three month period ended March 31, 2004 that the Company made the determination to impair the entire intangible asset. This decision was based upon information that either was not ascertainable at the point of purchase or based upon events that occurred subsequent to the purchase of these rights. The Company currently is in litigation with the licensor. The

Company notes that it engaged a third party to provide an independent valuation of the license rights. Subsequent to the acquisition of the licensing rights, the Company reduced the book value of the intangible asset to $2,977,000 based upon the valuation from an independent valuation firm. It would be inaccurate and misleading to investors to state that the Company paid $3.0 million for licensing rights that were valued at $0.

6. Notes Payable to Related Party and Stockholders, page F-22

62.
Refer your disclosure of $370,000 note payable related to the acquisition of the license ("Note B"). You state that the monthly installment payments are scheduled to begin in January 2004. Please clarify in the disclosures on page 44 and page F-44 the timing of the repayment of this note.

In response to this comment, the Company revised its disclosure to correctly reflect that “Note B” is due and payable in full plus five percent (5%) interest per annum on December 31, 2007. The parties revised Note B to eliminate monthly installment payments that were originally to commence on January 2004.

7. Income Taxes, pagers F-23 -- F-24

63.	We note that the company only presents one deferred tax asset, "Net Operating Losses," that is fully reserved. Please explain to us why the company does not have any other tax assets or liabilities.

In response to this comment, the Company furnishes the following response on a supplemental basis. From the date of inception in August 1999 through April 25, 2003, the Company was a development stage company and operated under the name Surforama.com, Inc. (Surforama). Under this business model and during this time period, it generated minimal revenue.

In April 2003, reorganized its operations and implemented a new business plan. It was not until October 2003 that the Company opened its first pharmacy and started to generate revenue. As of November 30, 2003, the Company had only two months of operating history and insignificant revenues; as such the Company did not generate any other tax liability or assets other than the net operating loss as reported. With only two months of operating history, management determined that it was appropriate to fully reserve for the net operating loss.

12. Significant Fourth Quarter Adjustments, page F-29

64.	Please explain to us the reason and support under GAAP for reversing all of the amortization related to the intangible asset.

In response to this comment, the Company furnishes the following response on a supplemental basis. The amortization relates to the market license agreement between the Company and Safescript Pharmacy, Inc. (formerly known as RTIN Holdings, Inc.) Initially management determined that the license had an estimated life of 20 years; as such it amortized the license monthly in the amount of approximately $14,900 per month. The Company reversed approximately three months of amortization. After reviewing the market license agreement, the Company determined that the market license should be classified as an intangible asset with an infinite life in accordance to SFAS 142. As a result, the company determined that amortization was not necessary and that management was going to annually assess the market license for impairment.

Financial Statements -- September 30, 2004

Condensed Consolidated Statements of Cash Flows, pg. F-34

65.
 We note that depreciation and amortization of property and equipment for the nine months ended September 30, 2003 was $82,368. However, for the year ended November 30, 2003, you disclose that depreciation and amortization for the year of $4,022. Please provide to us a reconciliation of the amounts or revise accordingly.

In response to this comment, the Company discloses on a supplemental basis that the consolidated statement of cash flows should have listed $2,368 for depreciation and amortization of property and equipment and $80,000 as amortization of deferred consulting fee for the nine months ended September 30, 2004. This error was due to an improper classification of a line item.

Notes to Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Basic and Diluted Loss per Common Share, page F-41

66.
You make the assertion here that "there were no dilutive potential common shares" at the dates presented. This appears to contradict the disclosures elsewhere that seem to indicate that the company issued warrants and options that would be potentially dilutive. Please revise or advise.

In response to this comment, the Company discloses on a supplemental basis that it incurred net losses for the three months ended September 30, 2004 and any exercised of warrant and options would have an anti-dilutive effect on earnings per shares.

3. Intangible Assets, page-43

67.
Please provide to us a more detailed discussion related to the appropriateness of the timing of the impairment of this intangible asset.  Include specifically when each of the items described as contributing factors was identified.

In response to this comment, the Company provides the following response on a supplemental basis. On March 19, 2004, the licensor filed for bankruptcy. The Company had reason to believe that it would be difficult for the licensor to raise additional financing to fund operations. In addition, the Company acquired knowledge that the licensor was in violation of certain escrow provisions contained in the license agreement. The Company was also dissatisfied with the service provided by the licensor. The Company was aware of a formal investigation of the licensor by the Commission. On March 15, 2004, the Company entered into a technology agreement with another company. Following the execution of this agreement and the licensor’s bankruptcy filing, the Company determined on or about March 19, 2004 that its ability to continue using the licensor’s technology was severely impaired.

5. Equity Transactions, pages F-44 - F-45

68.
Please include a discussion of the issuance of common stock and warrants in a private placement that are being registered. Include a discussion of the important terms of the warrants such as the call option described on page 25 in this discussion.

In response to this comment, the Company included a discussion of the issuance of common stock and warrants in a private placement which are being registered in the footnotes to the financial statements for the year ended December 31, 2004.

Changes in and Disagreements with Accountants, page 51

69.	Please revise this disclosure to include all of the information required by Item 304 of Regulation S-B.

In response to this comment, the Company revised its disclosure to provide all of the information required by Item 304 of Regulation S-B.

Item 26. Recent Sales of Unregistered Securities pages 53-55

70.
Please clarify in the instances where warrants were issued in connection with restricted shares the amount of compensation recorded related to the warrant issuances. Further consider the need to include a discussion of each of these issuances in the notes to the interim financial statements as it appears that only certain issuances are discussed there.

In response to this comment, the Company disclosed the amount of compensation recorded related to the warrant issuances and also included this discussion on Note 6 to the audited financial statements for the fiscal year ended December 31, 2004.

71.	For each transaction mentioned, disclose the number of purchasers and whether or not they were accredited or unaccredited.

In response to this comment, the Company disclosed the number of purchasers and whether or not they were accredited for each sale of shares.

Signatures

72.	Please have your principal accounting officer or controller sign each amendment to the registration statement and note who that person is.

In response to this comment, Robert DelVecchio is the Company’s CEO and CFO and has signed the First Amended SB-2 in the capacity of Principal Executive Officer and Principal Financial Officer.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank You.

Sincerely,

/s/ Kyleen Cane
     Kyleen Cane
     Cane Clark LLP